P.E. 3/31/01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02016074

FORM 6-K

RECD S.E.C.
FEB 20 2002
080

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the Fiscal Quarter Ended: **March 31, 2001**

RIVERDEEP GROUP PLC
(Exact name of registrant as specified in its charter)

Ireland *(Jurisdiction of Incorporation or Organization)*	13-3989612 *(I.R.S. employer identification no.)*
3rd Floor, Styne House, **Upper Hatch Street** **Dublin 2, Ireland** *(Address of principal executive offices)*	**None** *(Zip code)*

(011) 353-1-670-7570
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [x]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [x]_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

	Page No.
PART I. FINANCIAL INFORMATION	
Item 1. Condensed Consolidated Financial Statements:	
(a) Condensed Consolidated Balance Sheets at June 30, 2000 and March 31, 2001	3
(b) Condensed Consolidated Statements of Operations for the Three and Nine Months Ended March 31, 2000 and March 31, 2001	4
(c) Condensed Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2000 and March 31, 2001	5
(d) Notes to Condensed Consolidated Financial Statements	6
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Item 3. Quantitative and Qualitative Disclosures About Market Risk	13
PART II. OTHER INFORMATION	
Item 6. Exhibits	14
SIGNATURES	15

This Form 6-K, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by the officers or agents of Riverdeep Group plc, contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "intend," "will," "should," "may," and other similar expressions. All forward-looking statements included herein are made as of the date hereof, based on information available to Riverdeep as of the date hereof, and Riverdeep assumes no obligation to update any forward-looking statement. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those discussed in the forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. These risks and uncertainties are described above and in the risk factors set forth below. The Company specifically declines any obligation to publicly release the result of any revisions which may be made of any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

Part I. FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements

Riverdeep Group plc

Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

ASSETS	June 30, 2000	March 31, 2001 (Unaudited)
Current assets		
Cash and cash equivalents	$ 99,280	$ 31,347
Marketable securities	—	29,327
Accounts receivable, net	7,000	23,786
Inventories	—	2,328
Prepaid expenses and other current assets	2,435	5,864
Total current assets	108,715	92,652
Property and equipment, net	2,546	7,779
Goodwill, net	368	74,729
Other non-current assets, net	2,739	25,833
TOTAL ASSETS	$ 114,368	$ 200,993
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 3,448	$ 6,512
Accrued payroll and related taxes	82	210
Other accrued liabilities	3,133	9,282
Current portion of capital lease obligations	223	182
Current portion of long-term debt	89	86
Deferred revenue	4,939	10,553
Total current liabilities	11,914	26,825
Capital leases due after more than one year	89	90
Long-term debt	260	175
Shareholders' equity		
Convertible preference shares, $0.10 par value, 100,000,000 shares authorized, none outstanding	—	—
Ordinary shares, $0.10 par value, 1,000,000,000 shares authorized; 163,738,000 and 201,889,000 issued and outstanding at June 30, 2000 and March 31, 2001, respectively	16,374	20,189
Additional paid-in capital	138,524	250,390
Accumulated deficit	(46,407)	(92,302)
Deferred stock compensation	(6,704)	(4,692)
Accumulated other comprehensive income	318	318
Total shareholders' equity	102,105	173,903
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 114,368	$ 200,993

Riverdeep Group plc
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

UNAUDITED

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2000	2001	2000	2001
Revenue:				
Product	$ 2,146	$ 14,809	$ 6,616	$ 31,216
Other	–	–	–	313
Total revenue	2,146	14,809	6,616	31,529
Cost of revenue	152	2,035	367	4,824
Gross profit	1,994	12,774	6,249	26,705
Operating expenses:				
Sales and marketing	4,663	8,539	9,716	23,646
Research and development	2,641	6,875	7,427	19,462
General and administrative	1,157	2,577	2,856	7,052
Consultancy fee	–	–	12,500	–
Stock-based compensation	657	670	671	2,012
In-process research & development	–	–	–	9,940
Amortization of goodwill and other non-current assets	246	5,920	737	13,834
Total operating expenses	9,364	24,581	33,907	75,946
Loss from operations	(7,370)	(11,807)	(27,658)	(49,241)
Other income (expense), net	111	840	(297)	3,346
Loss before provision for income taxes	(7,259)	(10,967)	(27,955)	(45,895)
Provision for income taxes	–	–	(58)	–
Net loss	$ (7,259)	$ (10,967)	$ (28,013)	$ (45,895)
Net loss per Ordinary Share – basic and diluted	$ (0.05)	$ (0.05)	$ (0.23)	$ (0.24)
Shares used in computing basic and diluted net loss per ordinary share (in thousands)	133,930	199,840	119,670	189,443
Net loss per American Depositary Share (ADS) – basic and diluted (1)	$ (0.33)	$ (0.33)	$ (1.40)	$ (1.45)

(1) ADS data is based upon six ordinary shares per each ADS.

Riverdeep Group plc
Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
UNAUDITED

	Nine Months Ended March 31, 2000	Nine Months Ended March 31, 2001
Cash Flows from operating activities:		
Net loss	$ (28,013)	$ (45,895)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,112	25,336
Stock-based compensation	671	2,012
Consultancy fee	12,500	–
Changes in operating assets and liabilities:		
Accounts receivable	(2,734)	(16,477)
Inventories	–	(461)
Prepaid expenses and other current assets	(1,507)	(3,222)
Accounts payable	1,291	2,812
Other accrued liabilities	3,486	5,056
Accrued payroll and related expenses	135	128
Deferred revenue	1,058	5,614
Net cash used in operating activities	(12,001)	(25,097)
Cash Flows from investing activities		
Purchase of marketable securities	–	(68,677)
Sale of marketable securities	–	39,350
Purchase of property and equipment	(1,086)	(5,186)
Payments for acquisitions	(4,512)	(10,443)
Net cash used in investing activities	(5,598)	(44,956)
Cash Flows from financing activities		
Proceeds from sale of common stock	131,229	2,375
Proceeds of loan from director	29	–
Repayment of loan to director	(3,517)	–
Proceeds from short-term debt	8,214	–
Repayments of short-term debt	(10,181)	(3)
Repayments of long-term debt	(97)	(84)
Payments under bank overdraft facility	(1,262)	–
Payments on capital leases	(239)	(168)
Net cash provided by financing activities	124,176	2,120
Increase (decrease) in cash and cash equivalents	106,577	(67,933)
Effect of exchange rate changes on cash and cash equivalents	(23)	–
Cash and cash equivalents at beginning of period	318	99,280
Cash and cash equivalents at end of period	$ 106,872	$ 31,347
Supplemental disclosure of cash flow information:		
Interest paid	$ 280	$ 40
Supplemental disclosure of non cash flow information:		
Acquisition of property and equipment under capital leases	$ 52	$ 105
Fair value of shares and options issued in connection with acquisitions	$ –	$ 113,314

Riverdeep Group plc

Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Interim Condensed Consolidated Financial Statements

These interim condensed consolidated financial statements, which are unaudited, have been prepared by Riverdeep Group plc ("Riverdeep" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and in accordance with generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the quarter and nine months ended March 31, 2001 are not necessarily indicative of results expected for any future periods. Certain amounts reported in the Company's operating results for the fiscal 2000 periods have been reclassified to conform with the current year presentation. See "Factors Affecting Future Results" below. For further information, refer to the consolidated financial statements and footnotes for the year ended June 30, 2001 included in Riverdeep's Annual Report on Form 20-F under the Securities and Exchange Act of 1934, as amended.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Companies Acts, 1963 to 2001

The financial information relating to Riverdeep Group plc and its subsidiaries included in this document does not comprise statutory financial statements as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to a Company's annual return and the information as of, and for the periods ended March 31, 2000 and March 31, 2001, is unaudited. A copy of the statutory financial statements of Riverdeep Group plc for the year ended June 30, 2000 has been annexed to the relevant return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the statutory financial statements.

3. Recent Accounting Pronouncements

Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") requires all derivative instruments to be recognized as either assets or liabilities on the balance sheet at their fair value, and provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company applied SFAS 133 prospectively to transactions beginning in the first quarter of fiscal 2001. The application of SFAS 133 has no impact on the Company's financial statements.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), and No. 142, *Goodwill and Other Intangible Asset,*("SFAS 142"), effective for fiscal years beginning after December 15, 2001 (with early adoption permitted). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful economic lives. Effective July 1, 2001, the Company adopted the new rules on accounting for goodwill and other intangible assets. There was no impairment of goodwill on adoption of SFAS 142.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning July 1, 2001. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets and determine what effect this will have on the earnings and financial position of the Company. Application of these rules is expected to result in a significant decrease in amortization expense as reflected in the Company's results from operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Based on current circumstances, the Company believes the application of the new rules will not have a material impact on the consolidated financial statements of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations* for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS 144 as of July 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of operations.

4. Other Non-Current Assets

Other non-current assets consist of the following:

	June 30, 2000	March 31, 2001 (unaudited)
	(U.S. dollars in thousands)	
Brand names, trademarks and domain names	$ 246	$ 11,027
Developed technology	2,700	9,137
Assembled workforce	684	6,484
Customer lists	-	899
Other	-	3,711
Total costs	3,630	31,258
Less: Accumulated amortization	(891)	(5,425)
Other non-current assets, net	$ 2,739	$ 25,833

5. Inventory

Inventory is stated at the lower of cost and market value and comprises finished goods. Cost of inventory is calculated on a first in first out (FIFO) basis.

6. Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations, in accounting for its stock options. Under APB 25, the Company amortized no compensation expense during the year ended June 30, 1999; has recorded deferred compensation of $8.0 million during the year ended June 30, 2000, and amortized compensation expenses of $0.7 million during the three months ended March 31, 2001 for instances in which the exercise price of certain share options granted in previous periods were less than the estimated fair value of the underlying shares at the date of grant. The remaining deferred stock compensation balance of $4.7 million at March 31, 2001 will be amortized as compensation expense over the option vesting period.

7. Operating Lease Commitments

The Company leases all of its office space. The Company's corporate headquarters are currently located in a leased 12,814 square foot facility located at Third Floor, Styne House, Upper Hatch Street, Dublin, Ireland. This lease agreement commenced in March, 2000, may be terminated on March 1, 2015, and expires on March 1, 2025. The Company's U.S. headquarters are located at 125 CambridgePark Drive, Cambridge, Massachusetts and comprise 18,590 square feet. The Company's Cambridge lease expires on July 31, 2005 and the Company currently subleases 3,500 square feet of this space to a third party. The Company maintains office and warehouse space in Redmond, Washington consisting of 68,139 square feet under leases expiring on November 30, 2004. The Company maintains office space in Emeryville, California, consisting of 13,621 square feet under a lease expiring on February 28, 2002. Rent expense was approximately $648,000 for the three months ending March 31, 2001. Future minimum lease payments under facility operating leases at March 31, 2001 are as follows (U.S. dollars in thousands):

2001	$	633
2002		2,401
2003		2,473
2004		2,477
2005		1,913
Thereafter		5,212
Total	$	15,109

8. Acquisition

On February 7, 2001, the Company acquired the assets of SmartStuff Software, a division of School Specialty, Inc. for a total consideration of $9.5 million (excluding related acquisition costs of $300,000) satisfied by the issuance of 2.4 million new ordinary shares. SmartStuff Software is a leading supplier of desktop security and management software to the education market.

The acquisition was accounted for under the purchase method of accounting and accordingly, the assets, liabilities and operating results have been included in the accompanying condensed unaudited consolidated financial statements from the date of acquisition.

The purchase price, plus related expenses has been allocated to the acquired assets and liabilities at their estimated fair values at the date of the acquisition based primarily on an independent valuation. Amounts allocated to goodwill, $7.9 million, developed technology, $0.6 million, customer list, $0.1 million, assembled workforce, $0.8 million, and trademarks, $0.2 million are being amortized over periods of three years except goodwill which is being amortized over a five year period. The fair value of the net assets assumed at acquisition date was $0.3 million.

9. Subsequent Events

On May 29, 2001, the Company acquired the assets of Teacher Universe, Inc., a leading provider of professional development and science curriculum resources to teachers and students in K-12 schools, from Knowledge Universe Inc. Under the terms of the agreement, the Company paid $1 million in cash, assumed certain liabilities and issued 3,000,000 new ordinary shares in exchange for substantially all of the assets of Teacher Universe. The terms of the agreement also included an earn-out providing for the future issuance of additional Riverdeep ordinary shares based on future revenues generated by the acquired assets.

In early September of 2001, the Company acquired the education assets of The Learning Company (TLC), a leading publisher of innovative, interactive consumer and school education software. Under the terms of the Asset Purchase agreement, Riverdeep paid Gores Technology Group, the former owner of TLC, $42.9 million in stock and assumed $40.7 million in liabilities including $20 million of short-term debt, in exchange for substantially all of the education assets of TLC. The agreement provides for the issuance of additional ADS's upon the achievement of future results of the acquired assets. These acquired assets include The Learning Company name, and all of its education software brands including Reader Rabbit, Carmen Sandiego, ClueFinders, Oregon Trail, Mavis Beacon Teaches Typing and Zoombinis, as well as other licensed brands. Riverdeep also acquired the development and distribution resources associated with these assets including established school, OEM, consumer and international businesses.

In October of 2001, the Company announced a strategic alliance with Harcourt Education Group, the U.S. based K-12 education business recently acquired by Reed Elsevier plc, to collaborate on the development of e-Basal interactive digital instructional content. Riverdeep and Harcourt will co-develop products to be distributed by Harcourt under the Harcourt brand. Riverdeep will be paid development fees and receive royalties from the sale of such products. Both parties will retain and manage their independent product businesses outside the scope of this partnership. In addition, Reed Elsevier plc made an equity investment of $25 million in Riverdeep in October of 2001. The investment is represented by Reed Elsevier plc's purchase of approximately 1.39 million newly-issued Riverdeep American Depositary Shares ("ADSs") at a share price of $18 per ADS.

The Company incurred a one-time restructuring charge of $4.1 million during the quarter ended December 31, 2001 related primarily to severance and facility closing costs associated with the integration of The Learning Company assets.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this Form 6-K, and other reports, proxy statements and other communications to shareholders, as well as oral statements made by the officers or agents of Riverdeep Group plc, contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "intend," "will," "should," "may," and other similar expressions. All forward-looking statements included herein are made as of the date hereof, based on information available to Riverdeep as of the date hereof, and Riverdeep assumes no obligation to update any forward-looking statement. These forward-looking statements involve risks and uncertainties and actual results could differ materially from those discussed in the forward-looking statements. Factors that may cause such variation are discussed below in "Factors Affecting Future Results."

Overview

We provide CD-ROM and Web-based educational solutions for grades K-12 targeted at the U.S. school and the educational consumer markets along with teacher training and professional development courses. We develop and market three types of curriculum-based products: instructional courseware, simulation-based educational software and supplemental content software. Our instructional courseware, including *Destination MATH*, provides instruction on math curricula and is designed to offer an interactive alternative to text-book-led instruction. This courseware also incorporates functionality that enables teachers to assess and diagnose weaknesses in students' performance and to prescribe elements of our courseware in order to remedy identified areas of weakness. Our simulation-based educational software is designed to support traditional teaching methods by offering interactive simulations that can be used to illustrate aspects of course work. Our supplemental content software products, such as our language arts and early learning products, are designed to provide open-ended exploratory opportunities to reinforce lessons and concepts to help students achieve mastery of educational standards. Our courseware is primarily written by a staff of subject-matter and software development professionals that includes former U.S. K–12 teachers and is sold directly by a U.S. sales force experienced in selling educational products to the U.S. K–12 market, as well as through a network of resellers, distributors and retail outlets. Our products can be delivered in a variety of media including online via the Internet, CD-ROM, and over a local area network or LAN. Customers that choose to subscribe for certain of our products via online delivery do so through, for example, our *riverdeep.net* Web site, which also gives them access to a range of free supplemental educational content, tools and resources.

Results of Operations

Three and nine months ended March 31, 2001 compared with three and nine months ended March 31, 2000

Revenues

Total revenue increased to $14.8 million for the quarter ended March 31, 2001 from $2.1 million for the quarter ended March 31, 2000. For the nine months ended March 31, 2001, total revenue increased to $31.5 million compared to $6.6 million for the nine months ended March 31, 2000. These increases are primarily due to increased sales of *Destination MATH,* which was commercially launched at the beginning of 1999 and significant revenue generated from the sales of products acquired in the Ed-Vantage and Edmark acquisitions.

Product revenues include product sales regardless of the method of delivery- CD-ROM versus on-line- and include royalties and e-commerce revenues related to these products. Other revenues relate primarily to advertising and other fees.

Cost of revenue

Cost of revenue increased to $2.0 million during the quarter ended March 31, 2001, up from $0.2 million during the quarter ended March 31, 2000. For the nine months ended March 31, 2001, cost of revenue increased to $4.8 million from $0.4 million for the nine months ended March 31, 2000. Cost of revenue increased as a percentage of revenues during the current quarter and nine month period due to the fact that the CD-ROM based products acquired from Edmark realized a lower margin on sales than Riverdeep's other products.

Sales and marketing expenses

Sales and marketing expenses increased to $8.5 million during the quarter ended March 31, 2001, from $4.7 million for the quarter ended March 31, 2000. For the nine months ended March 31, 2001, sales and marketing expenses increased to $23.6 million as compared to $9.7 million for the corresponding period in 2000. These increases are primarily due to the increased headcount and advertising campaign expenses period over period, along with expenses associated with the acquired operations of Ed-Vantage and Edmark.

Research and development expenses

Research and development expenses increased to $6.9 million for the quarter ended March 31, 2001 from $2.6 million for the quarter ended March 31, 2000. For the nine months ended March 31, 2001, research and development expenses were $19.5 million compared to $7.4 million for the nine months ended March 31, 2000. These increases reflect a significant increase in headcount, along with Web-enabling development activities relating to the products acquired from Ed-Vantage and Edmark and the continued development of our learning management system and assessment products.

General and administrative expenses

General and administrative expenses increased to $2.6 million for the quarter ended March 31, 2001 compared to $1.2 million for the quarter ended March 31, 2000. For the nine months ended March 31, 2001, general and administrative expenses increased to $7.1 million as compared to $2.9 million for the nine months ended March 31, 2000. These increases primarily relate to increase in headcount, facility costs, and professional fees along with increased costs related to the acquired Ed-Vantage and Edmark operations.

Consultancy fee

In connection with the employment of our Chief Executive Officer, we issued 11,111,110 ordinary shares to Silverbank Limited in September 1999, which was then owned by our Chief Executive Officer. The fair value of these shares, $12.5 million, was expensed immediately on the date of issuance as a fiscal 2000 expense.

Stock-based compensation

We incurred non-cash stock-based compensation expense of $0.7 million during the quarters ended March 31, 2001 and 2000 related to the amortization of deferred compensation. The stock-based compensation expense of $0.7 million is attributed to personnel in the following departments and in the following amounts: sales and marketing $0.2 million; research and development $0.2 million; and general and administrative $0.3 million.

For the nine months ended March 31, 2001 we incurred non-cash stock-based compensation expense of $2.0 million related to the amortization of deferred compensation, compared to $0.7 million for the nine months ended March 31, 2000. The stock compensation expense of $2.0 million is attributed to personnel in the following departments and in the following amounts: sales and marketing $0.5 million; research and development $0.5 million; and general and administrative $1.0 million.

In-process research and development

Acquired in-process research and development expense was $9.9 million for the nine months ended March 31,

2001. The acquired in-process research and development expense represented the fair value of those specifically identified projects for which technological feasibility had not been established and for which alternative future uses did not exist and accordingly these costs were expensed immediately upon acquisition. There were no in-process research and development expenses incurred in the three and nine months ended March 31, 2000.

Amortization of non-current assets

Amortization expense increased to $5.9 million for the quarter ended March 31, 2001 compared to $0.2 million for the quarter ended March 31, 2000. For the nine months ended March 31, 2001, amortization expense increased to $13.8 million compared to $0.7 million for the nine months ended March 31, 2000. These increases were a result of goodwill and non-current assets recorded in connection with the acquisitions of Ed-Vantage, Edmark and SmartStuff Software. Upon adoption of the Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with this Statement.

We will apply the new rules on accounting for goodwill and other intangible assets beginning July 1, 2001. During fiscal 2002, we will perform the first of the required impairment tests of goodwill and indefinite-lived intangible assets and determine what effect this will have on our earnings and financial position.

Other income (expense), net

Other income, net, increased to $0.8 million and $3.3 million for the quarter and nine months ended March 31, 2001, respectively, from $0.1 million and a $(0.3) million expense for the quarter and nine months ended March 31, 2000, respectively. These increases primarily represent interest earned on short-term investments purchased with the proceeds from our initial public offering in March 2000.

Net loss

Reported net loss for the quarter and nine months ended March 31, 2001 was $11.0 million and $45.9 million, or $0.33 and $1.45 per ADS (assuming all of our outstanding ordinary shares are represented by ADSs), respectively, compared to a net loss of $7.3 million and $28.0 million, or $0.33 and $1.40 per ADS, respectively, for the quarter and nine months ended March 31, 2000.

Liquidity and Capital Resources

Cash, cash equivalents and marketable securities totaled $60.7 million at March 31, 2001. Net cash used in operating activities for the nine months ended March 31, 2001 was $25.1 million compared to $12.0 million for the nine months ended March 31, 2000. The 2001 cash used in operations includes a net loss of $45.9 million adjusted by non-cash charges of $27.3 million. Accounts receivable increased by $16.5 million due to increased sales volumes related to the acquired operations of Ed-Vantage, Edmark, and SmartStuff Software during the period. Prepaid expenses and other current assets increased by $3.2 million, other accrued liabilities increased by $5.1 million, and deferred revenue increased by $5.6 million, also due to the increased business activity generated in part by the acquisitions.

Net cash used by investing activities for the nine months ended March 31, 2001 was $45.0 million compared to $5.6 million for the nine months ended March 31, 2000. The Company made net purchases of marketable securities of $29.3 million, purchases of property and equipment of $5.2 million and used approximately $10.4 million in acquiring the operations of Edmark, Ed-Vantage and SmartStuff Software.

Net cash provided by financing activities for the nine months ended March 31, 2001 was $2.1 million compared to $124.2 million for the nine months ended March 31, 2000. The Company received approximately $2.3 million in proceeds from the issuance of common stock and had a net decrease in capital lease and debt obligations of $0.3 million.

In October 2001, the Company received $25.0 million from Reed Elsevier in exchange for the issuance of approximately 1.39 million newly issued Riverdeep American Depository Shares at a share price of $18 per ADS.

We may devote substantial capital resources to additional strategic acquisitions and relationships. Based on our current estimates of the development of our business, we believe that our cash and cash equivalents will be sufficient to meet our funding requirements for at least the next twelve months.

Factors Affecting Future Results

When used anywhere in this Form 6-K, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer of the Company, words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projected," or "outlook" or similar expressions (including confirmation by an authorized executive officer of the Company of any such expressions made by a third party with respect to the Company) are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to, among other things, Riverdeep's future revenues, operating income (loss), net income (loss) per ordinary share and per ADS, products and services, markets and plans and objectives of management.

Risks Related to our Business Model, Financial Risks, Operations and Government Regulation, Content and Intellectual Property

There have been no material changes in the reported risks related to our business model, financial risks, operations and government regulation, content and intellectual property as highlighted in Item 3.D. of Form 20-F in respect of the financial year ended June 30, 2001.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in the reported market risks (both qualitative and quantitative) as highlighted in Item 11 of Form 20-F in respect of the financial year ended June 30, 2001.

PART II. OTHER INFORMATION

Item 6. Exhibits

The exhibits filed as part of this Form 6-K are listed on the Exhibit Index immediately preceding such exhibits, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverdeep Group plc

Date: Feb 15, 2002

By: [signature]

Barry O'Callaghan
Chief Executive Officer and Director

Exhibit Index

The following exhibits are filed as part of this quarterly Report on Form 6-K:

Exhibit No.	Description
(11)	Statement regarding computation of net loss per ordinary share and per ADS

Exhibit 11

Riverdeep Group plc
Statement Regarding Computation of
Net Loss per Ordinary Share and per ADS
(U.S. dollars in thousands, except per share data)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2000	2001	2000	2001
Numerator:				
Net loss	$(7,259)	$(10,967)	$(28,013)	$(45,895)
Denominator:				
Weighted average Ordinary Shares -- basic and diluted(1)	133,930	199,840	119,670	189,443
Net loss per Ordinary Share – basic and diluted	$(0.05)	$(0.05)	$(0.23)	$(0.24)
Net loss per ADS – basic and diluted(2)	$(0.33)	$(0.33)	$(1.40)	$(1.45)

(1) The effect of employee stock options have not been included in the computation of diluted net loss per share as to do so would have been antidilutive.
(2) ADS data is based upon six ordinary shares per each ADS.